1345 AVENUE OF THE AMERICAS, 11th FLOOR NEW YORK, NEW YORK 10105 TELEPHONE: (212) 370-1300 FACSIMILE: (212) 370-7889 www.egsllp.com

VIA EDGAR

October 10, 2019

U.S. Securities & Exchange Commission

Office of Mergers & Acquisitions

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Nicholas P. Panos

Re:	Empire Resorts, Inc.

PREM14A preliminary merger proxy statement on Schedule 14A

File No. 001-12522

Filed on September 24, 2019 by Empire Resorts, Inc.

Schedule 13E-3

Filed on September 24, 2019 by Empire Resorts, Inc. et al.

File No. 005-52151

Dear Mr. Panos:

On behalf of our client Empire Resorts, Inc. (the “Company”), we hereby transmit the Company’s response to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on October 7, 2019, regarding the Schedule 13E-3 and the preliminary merger proxy statement on Schedule 14A submitted to the Commission on September 24, 2019.

Additionally, please find enclosed for submission with the Commission a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Schedule 13E-3 (as amended, the “Schedule 13E-3”), and a complete copy of Amendment No. 1 to the above-captioned preliminary merger proxy statement (as revised, the “Proxy Statement”). Each of the Schedule 13E-3 and the Proxy Statement reflect the below responses of the Company to Staff’s comments, it being understood that all responses to questions concerning any of the Parent Filing Group Persons have been provided to us on their behalf by legal counsel for such filing persons and such counsel have requested us to convey such responses below on behalf of such filing persons.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. Certain capitalized terms set forth in this letter are used as defined in the Schedule 13E-3 and the Proxy Statement.

Mr. Nicholas P. Panos

October 10, 2019

Schedule 13E-3

Cover Page

1.

Please refer to the following statement: “No Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.” This assertion is inconsistent with the required attestation appearing at the outset of the signature pages, and otherwise operates as an implied disclaimer for the entire filing except for the discrete portion of the disclosure specifically provided by each filing person. Please revise.

We respectfully advise the Staff we have revised the Cover Page of the Schedule 13E-3 to address your comment.

Item 2(b)

2.

The information disclosed in response to this line item has not been incorporated by reference. To the extent the disclosure has been limited to the Schedule 13E-3, please be advised that an obligation exists to disseminate such disclosure under Rule 13e-3(f)(1)(i). Please confirm that such information will be disseminated together with the proxy statement, or, alternatively, please direct us to the page in the proxy statement where such disclosure–which is required by Rule 13e-3(e)(1)(v)–has already been made but ostensibly not incorporated by reference into the Schedule 13E-3.

We respectfully advise the Staff we have revised Item 2(b) in the Schedule 13E-3 to incorporate by reference the relevant information disclosed in the Proxy Statement.

Item 13

3.

Financial information has been incorporated by reference into Item 13 of Schedule 13E-3 from the issuer’s periodic reports. Under General Instruction F of Schedule 13E-3, an express reference must be made to a document that contains the required information. Under Item 16(a)(5) of Schedule 13E-3, the document from which the information has been so incorporated also must be filed as an exhibit. The reference to “a copy” in General Instruction F is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please revise the exhibit list, or advise.

We respectfully advise the Staff that the Company has revised the exhibit list of Schedule 13E-3 to respond to the Staff’s comment.

Exhibit (a)(1) | Proxy Statement

4.

The first page of the proxy statement, as defined in Rule 14a-1(g)–and distinguished from the Notice or any letter to shareholders–must be marked as preliminary. Given that a preliminary proxy statement may be lawfully disseminated under Rule 14a-3(a), please revise. Please also include the prophylactic statement regarding the fact the form of proxy is only a preliminary copy on the draft proxy card. See Rule 14a-6(e)(1) of Regulation 14A.

Mr. Nicholas P. Panos

October 10, 2019

We respectfully advise the Staff that the first page of the Proxy Statement and the form of proxy card have been updated to be marked as “preliminary”.

5.

Rule 14a-6(d) and Item 1(b) of Schedule 14A together require that the approximate date upon which the proxy statement will be mailed to shareholders be placed on the first page of the proxy statement as defined under Rule 14a-1(g). At present, an attempt to include this date has been made between the shareholder letter and Notice, both of which documents are outside the scope of the cited definition of proxy statement and otherwise not identified within Rule 14a-101. Please revise the proxy statement, as defined within Rule 14a-1(g) of Regulation 14A, to include this required information.

We respectfully advise the Staff that page 1 of the Proxy Statement contains disclosure of the approximate date upon which the proxy statement will be mailed to stockholders.

6.

The legend required by Rule 13e-3(e)(1)(iii) is required to appear on the outside front cover page of the disclosure document that must be distributed to unaffiliated security holders under the federal securities laws. As neither the letter to shareholders nor Notice are required disclosures under the federal securities laws, please revise the submission to ensure that the legend appears on the outside front cover page of a federally-mandated disclosure document.

We respectfully advise the Staff that the Company has revised the disclosure on page 1 of the Proxy Statement add the legend required by Rule 13e-3(e)(1)(iii).

Recommendation of the [    ] Board of Directors, page 36

7.

Please revise to consistently state, if true, that the Board produced the fairness determination on behalf of Empire. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A apply to the subject company of the proposed transaction as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.

We respectfully advise the Staff that the Company has revised the disclosure on pages 5, 35, 36, 41, 42 and 43 of the Proxy Statement to respond to the Staff’s comment.

8.

Notwithstanding the fact the Board’s fairness determination was directed at Empire’s “stockholders”, please revise to expressly state whether Empire reasonably believes that the proposed transaction is fair or unfair to unaffiliated security holders as defined at Rule 13e-3(a)(4) and as required by Item 8 of Schedule 13E-3 and Item 1014(a) of Regulation M-A.

We respectfully advise the Staff that the Company has revised the disclosure on pages 5, 35 and 43 of the Proxy Statement to expressly state that the Company believes the proposed Merger is fair to its unaffiliated security holders.

9.

Please revise to indicate, if true, that a specific going concern value was not calculated by the Special Committee, and thus not considered by the Board, when making its fairness determination. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Mr. Nicholas P. Panos

October 10, 2019

We respectfully advise the Staff that the Company has revised the disclosure on page 42 of the Proxy Statement to indicate that a specific going concern value was not calculated by the Special Committee and thus was not considered by the Board in making its fairness determination.

10.

While the Special Committee considered historical and recent trading ranges of Empire, its consideration of these factors is not tantamount to Empire having considered the same factors. Unless Empire considered these factors independently from the Special Committee, please revise to have Empire expressly adopt the analyses of the Special Committee that considered these factors. Please also revise to indicate, if true, that specific net book and liquidation values were not calculated or considered by Empire when making its fairness determination. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981). Refer to General Instruction E of Schedule 13E-3. Alternatively, please similarly direct us to the disclosure that indicates Empire adopted the analyses of another person with respect to these factors.

We respectfully advise the Staff that the Company has revised the disclosure on page 42 of the Proxy Statement to indicate that a specific net book or liquidation value was not calculated by the Special Committee and thus was not considered by the Board in making its fairness determination. Additionally, the Company has revised the disclosure on page 43 of the Proxy Statement to clarify that the Board, on behalf of the Company, adopted the analyses of the Special Committee. Other than the analyses of the Special Committee, including the factors (and financial analyses of Moelis) considered by the Special Committee, the Board did not consider the analyses of another person with respect to the factors considered by the Board in making its fairness determination.

11.

Notwithstanding the existence of disclosure regarding the required vote needed to approve the proposed Rule 13e-3 transaction, as well as the two-tiered voting structure described in the letter to shareholders, please revise to specifically address whether or not the transaction has been structured so that approval of at least a majority of unaffiliated security holders is required. See Item 1014(c) of Regulation M-A and General Instruction E of Schedule 13E-3 that requires negative responses to Item 8 of Schedule 13E-3 to be expressly stated.

We respectfully advise the Staff that the Company has revised the disclosure on pages 14, 41 and 118 of the Proxy Statement to respond to the Staff’s comment.

12.

Notwithstanding the existence of the Special Committee, please disclose, if true, that an unaffiliated representative was not “retained” to act solely on behalf of unaffiliated security holders for purposes of negotiating the transaction, or advise. See Item 1014(d) of Regulation M-A and General Instruction E of Schedule 13E-3 that requires negative responses to Item 8 of Schedule 13E-3 to be expressly stated.

We respectfully advise the Staff that the Company has revised the disclosure on page 4 of the Proxy Statement to respond to the Staff’s comment.

Positions of the Parent Filing Group Persons Regarding the Fairness of the Merger, page 54

13.

Please revise the fairness determination to specifically address the fairness of the proposed Rule 13e-3 transaction to unaffiliated security holders. “Public Stockholders,” as defined in the proxy statement, is not the equivalent of the term defined in Rule 13e-3(a)(4).

Mr. Nicholas P. Panos

October 10, 2019

In response to the Staff’s comment, the Company has revised the disclosure on pages 55 through 61 of the Proxy Statement to clarify that the Merger has been structured to require the approval of at least a majority of the unaffiliated security holders.

Certain Effects of the Merger, page 64

14.

Given that Empire, as a privately-held entity, will be relieved of many of the expenses, burdens and constraints imposed on companies that are subject to the public reporting requirements under the federal securities laws of the United States, including the Exchange Act and Sarbanes-Oxley Act of 2002, please revise to quantify the annual savings that are expected to be received and identify the constituency that will become the beneficiary of such savings. See Item 1013(d) of Regulation M-A and corresponding Instruction 2 thereto.

We respectfully advise the Staff that the Company has revised the disclosure on page 67 of the Proxy Statement to respond to the Staff’s comment.

15.

Empire suffered net operating losses in the fiscal years ended December 31, 2017-2018. Please specify the constituency expected to become the beneficiary of Empire’s and/or its successor’s future use of any net operating loss carryforwards, if any. Please quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.

We respectfully advise the Staff that the Company has revised the disclosure on page 67 of the Proxy Statement to specify the constituency expected to become the beneficiary of Empire’s and/or its successor’s future use of any net operating loss carryforwards.

16.

Please itemize the Parent Filing Group’s direct and indirect interests in Empire’s net book value and net earnings to disclose each individual affiliate’s specific interest before and after the transaction, or advise. See Instruction 3 to Item 1013 of Regulation M-A.

We respectfully advise the Staff that the Company has revised the disclosure on page 68 of the Proxy Statement to itemize the direct and indirect interests of each member of the Parent Filing Group in Empire’s net book value and net losses before and after the Merger.

Selected Financial Information, page 142

17.

Given that financial statements have been incorporated by reference in order to fulfill Empire’s disclosure obligations partly due to the application of Item 13 of Schedule 13E-3, summarized financial information must be included pursuant to Instruction 1 thereto. This summarized financial information should have been prepared in accordance with Item 1010(c) of Regulation M-A. At present, however, it appears as though not all of the information required by Item 1010(c)(1) has been provided. Please revise or advise.

We respectfully advise the Staff that the Company has revised the summarized financial information on page 144 of the Proxy Statement to provide all of the information required by Item 1010(c)(1) of Regulation M-A.

Mr. Nicholas P. Panos

October 10, 2019

Exhibit (c)(2)-(c)(3) | Moelis & Company

18.

The introductory legend of both of the cited exhibits explains Moelis’ written consent is needed as a prerequisite to the inclusion of its materials. Please include disclosure in the associated proxy statement and/or these exhibits to remove the implication that security holders are precluded from being eligible to rely upon these disclosures by affirmatively stating, if true, that Moelis consents to the inclusion of such materials in these filings and security holders may rely upon such information without limitation. Alternatively, provide the disclosures recommended by the Division of Corporation Finance accessible via the following link as being necessary to clarify security holders’ right to rely on such materials. http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_regm-a.htm

We respectfully advise the Staff that the Company has revised page 48 of the Proxy Statement to respond to the Staff’s comment.

We thank the Staff for its review of the foregoing. If you have further comments, please feel free to contact the undersigned at tdonikyan@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Tamar Donikyan

Tamar Donikyan

cc: Ryan Eller

Douglas S. Ellenoff, Esq.

Jeffrey D. Marell, Esq.

Steven Wilner, Esq.

Matthew P. Salerno, Esq.